

February 20, 2025

Ian Shan
Chief Financial Officer
JD.com, Inc.
20th Floor, Building A , No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People's Republic of China

> **Re: JD.com, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **File No. 001-36450**

Dear Ian Shan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shu Du